EXHIBIT 99.1

HEXO Completes Transactions With Tilray Brands, Creating a Strategic Alliance Between Two Canadian Cannabis Leaders

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

The completed debt financing arrangement will act as a reset for HEXO, driving profitable growth and accelerating the Company’s transformation into a cash flow positive business

HEXO and Tilray Brands will target a combined cost-savings of up to US$80M within 24 months, to be realized through shared support services, commercial alliances and production efficiencies

GATINEAU, Quebec, July 12, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, is pleased to announce that the Company has closed its previously announced transaction with Tilray Brands, Inc. (“Tilray Brands”) (Nasdaq | TSX: TLRY).

The transactions with Tilray Brands solidify the strategic partnership between HEXO and Tilray Brands and provide HEXO with a recapitalized balance sheet and the financial flexibility necessary to accelerate its transformation into a cash flow positive business within the next four quarters.

“This partnership with Tilray Brands is a game-changer for HEXO,” said Charlie Bowman, CEO of HEXO Corp. “It provides us with the opportunity to reset the organization onto a path of profitable, sustainable growth and allows us to leverage our leading market share into becoming the preferred cannabis experience for consumers. We’re now able to proactively plan for the second half of 2022 and beyond, focusing on meeting evolving consumer demand and innovative product development.”

“Refinancing our balance sheet and funding future growth has been a top priority,” said Julius Ivancsits, CFO of HEXO Corp. “Finalizing this agreement accomplishes both objectives, placing HEXO on solid financial footing and increasing shareholder value.”

“This is a unique opportunity to realize our vision of building Canada’s leading cannabis alliance,” noted Irwin D. Simon, Chairman and CEO of Tilray Brands. “The partnership will create substantial synergies and commercial benefits, as well as allowing us to capitalize on our respective strengths in product innovation, accelerating growth across global markets.”

Pursuant to a transaction agreement dated April 11, 2022 and amended pursuant to an amending agreement dated June 14, 2022 (together, as amended, the “Transaction Agreement”) among HEXO, Tilray Brands and HT Investments MA LLC (“HTI”), the terms of the outstanding senior secured convertible note (the “Note”) originally issued by HEXO to HTI were amended and restated (the “Amended Note”) and the Note was immediately thereafter assigned to Tilray Brands pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (together with the Transaction Agreement and the Amended Note, the “Transaction”).

HEXO and Tilray Brands have also entered into certain commercial agreements, providing the two companies with cost saving synergies and production efficiencies (the “Commercial Agreements”). The Commercial Agreements are expected to create significant efficiencies, with a target combined cost savings of up to US$80 million within two years to be shared equally between the two companies.

Strategic Rationales for HEXO and Tilray Brands Strategic Alliance
In furtherance of HEXO’s and Tilray Brands’ respective independence, the strategic alliance with Tilray Brands will provide several financial and strategic benefits to HEXO, including the following:

  Deleveraging:   Tilray Brands purchased the Amended Note at a lower price than the one at which HTI has been redeeming the Amended Note over the past thirteen months.

  Operational Flexibility: The Amended Note provides HEXO with immediate operational flexibility by modifying the terms to be more favourable to HEXO. This includes eliminating the monthly redemption feature, amending the financial covenants and extending the maturity by three additional years. These amendments limit shareholder dilution moving forward and remove the going concern risk that acted as an overhang on the business for the past several quarters. The terms of the transaction unlock US$80 million of previously restricted cash which, when combined with the Standby Commitment, provides HEXO with significant liquidity to invest in organic growth initiatives.

  Substantial Synergies: The Commercial Agreements are expected to deliver significant cost synergies and will target combined cost savings of up to US$80 million within two years of the completion of the Transaction. The two companies have identified and will continue to work together to evaluate additional cost saving synergies as well as other production efficiencies, including with respect to cultivation and processing services, and certain cannabis 2.0 products, including pre-rolls, beverages and edibles, and shared services and procurement.

  Increases Product Breadth and Commitment to Innovation: Leveraging both companies’ commitment to innovation, brand building and operational efficiencies, HEXO and Tilray Brands will share expertise to strengthen market positioning and capitalize on opportunities for growth through a broadened product offering and new innovation.

Transaction Summary
Pursuant to the terms of the Transaction Agreement, Tilray Brands acquired 100% of the remaining outstanding principal balance of US$173.7 million of the Amended Note. The purchase price paid by Tilray Brands to HTI for the Amended Note was US$155 million, reflecting a 10.8% discount on the outstanding principal amount. As consideration for the Amended Note, HEXO issued 56,100,000 Common Shares and 11,674,266 rights exercisable for Common Shares to HTI, representing (x) 12% of the outstanding principal of the Amended Note at the closing, divided by (y) CAD$0.40. Pursuant to the Transaction Agreement, Tilray Brands has nominated Denise Faltischek and Roger Savell to HEXO’s board of directors. Tilray Brands is also entitled to an observer on HEXO’s board of directors.

The conversion price of the HEXO Note of CAD$0.40 per share implies that, as of July 11, 2022, Tilray Brands would have the right to convert into approximately 48% of the outstanding common stock of HEXO (on a non-diluted basis).

HEXO did not receive any proceeds as a result of Tilray Brands’ purchase of the Amended Note from HTI.

Commercial Agreements
HEXO and Tilray Brands have finalized and entered into various Commercial Agreements on mutually agreeable terms, designed to strengthen each entity’s independent position and covering the following key areas:

  Co-Manufacturing. The parties have agreed to complete certain production and processing as a third-party manufacturer of products for the other. The Co-Manufacturing Agreement initially contemplates the manufacturing of V-Cone Pre-rolls in bulk format by Tilray Brands for HEXO, using production equipment supplied by HEXO, and the manufacturing of gummies and straight edge pre-rolls by HEXO for Tilray Brands.

  International Sales. The parties have agreed to leverage Tilray Brands’ existing facility in Portugal and will negotiate a mutually agreeable international supply agreement providing for the transfer by HEXO to Tilray Brands of HEXO’s customers in the International Markets, to the extent legally permitted, and in certain circumstances, HEXO will source and purchase all of its cannabis products for international markets, excluding Canada and the United States, exclusively from Tilray Brands.
  Procurement and Cost Savings. The parties have executed a Procurement and Cost Savings Agreement, to identify and take advantage of cost savings in their respective businesses. Under the agreement, the parties will share certain services to achieve efficiencies and savings, including administrative services, third-party commercial services, procurement and internal distribution services. The agreement creates an Efficiencies Committee, reflecting joint and equal representation from both companies, to periodically identify additional cost savings and shared cost opportunities that can be realized in their respective operations. As part of these initiatives, the parties have agreed to share in the resulting cost savings realized from the Belleville facility, with HEXO paying Tilray Brands a one-time US$10 million dollar fee for such shared savings.

  Advisory Services and Monthly Fee. Under an Advisory Services Agreement, Tilray Brands will provide HEXO with certain advisory services on an “as needed basis” in the areas of investor relations, internal audit, Company marketing and market positioning. HEXO has agreed to pay Tilray Brands a monthly fee of US$1.5 million for these advisory services.

The performance of the Company’s previously announced equity purchase agreement (the “Standby Commitment”) with 2692106 Ontario Inc. and KAOS Capital Ltd. remains subject to the fulfilment of certain conditions, including receipt of exemptive relief from securities regulators. The Company expects to receive such exemptive relief in the coming weeks and expects the Standby Commitment to be available to the Company upon receipt of same.

The foregoing is only a summary of the Transaction Agreement, the Amended Note and the Commercial Agreements described above, and investors should refer to the full text of the Transaction Agreement, the form of Amended Note and such Commercial Agreements under the Company’s profile on SEDAR at www.sedar.com and its EDGAR profile at www.sec.gov.

Transaction Advisors
Lazard served as financial advisor, and Norton Rose Fulbright Canada LLP served as legal counsel, to HEXO.

Canaccord Genuity Corp. served as financial advisor, and DLA Piper (Canada) LLP served as legal counsel, to Tilray Brands.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"), including with respect to: the expected commercial, financial and strategic benefits as a result of the alliance with Tilray Brands, the strengthening of the balance sheet, the Company’s cash flow projections, the expected efficiencies from the Commercial Agreements, the funding schedule and the Company’s growth prospects and strategy. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and nine months ended April 30, 2022. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada and Israel. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For media or investor inquiries please contact:

Christy Theriault, Kaiser & Partners Communications
christy.theriault@kaiserpartners.com
416.993.9047